JPMORGAN INVESTMENT TRUST

VIA EDGAR CORRESPONDENCE

April 28, 2006

Ms. Sally Samuel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response to Comments on Post-Effective Amendment No. 22 to the Registration Statement for JPMorgan Investment Trust (33-66080, 811-7874) (the “Trust”)

Dear Ms. Samuel:

The following are our responses to the comments that you provided on Post-Effective Amendment No. 22 to the Trust’s Registration Statement (PEA No. 22).

1. Fee and Expenses

a. Comment: Please explain why the fee tables are set up differently depending on the Portfolio (i.e., Core Bond Portfolio vs. Large Cap Growth Portfolio).

Response: As discussed with Ms. Samuel, we will only include the lines for “Fee Waivers and/ or Expense Reimbursement” and “Net Expenses” in situations where the total annual operating expenses are above the Portfolio’s written contractual expense limitation.

b. Comment: Please explain why there is a footnote to the Example showing one year expenses without contractual waivers only for some Portfolios.

Response: As discussed with Ms. Samuel, historically this additional information was added for Portfolios where the total annual operating expenses are above the Portfolio’s written contractual expense limitation. Since our conversation and as part of the standardization of practices between JPMorgan and the former One Group Funds, we have decided to eliminate this information, consistent with our understanding that such disclosure is not required by Form N-1A (although we do not understand it to be prohibited).

2.	Diversified Equity Portfolio Fund Summary

Comment: Please confirm whether or not the additional disclosure added to the investment strategy section of the Fund Summary indicated that this Portfolio would be concentrating in certain industries.

Response: This Portfolio is not concentrating in any industries.

3.	Shareholder Information

a. Comment: Please confirm that the prospectus includes the information required by Item 6(a)(2).

Response: This information is, and has been, included in the “Purchasing Portfolio Shares” and “Redeeming Portfolio Shares” sections under “Shareholder Information.”

b. Comment: Please add a statement to the “Votings And Meetings” section that indicates that because of the proportional voting done by the insurance company separate accounts, it is possible that a small number of contractholders can determine the outcome of a matter submitted to shareholders.

Response: The requested change has been made.

4. Management of JPMorgan Insurance Trust

Comment: Please include the information required by Item 5(a)(1)(iii).

Response: The requested change has been made.

5.	Back Cover of the Prospectus

Comment: Please update the address and telephone number of the Securities and Exchange Commission.

Response: The requested change has been made.

6.	Statement of Additional Information (SAI) Comments

a. Comment: Please confirm that the SAI includes the information required by Item 12(b)(1).

Response: This information is, and has been, included in the “Management of the Trust” section of the SAI.

b. Comment: With respect to the “Portfolio Manager Compensation” section of the SAI, please explain why there is no discussion of pension plan or retirement plan benefits received by the portfolio managers. In addition, please confirm that the disclosure in this section is consistent with the requirements of Item 15(b).

Response: As discussed with Ms. Samuel, there is no discussion of pension plan or retirement plan benefits received by the portfolio managers because they do not receive benefits different from other employees and, therefore, such discussion is not required pursuant to Instruction 2 to Item 15(b). With respect to the second part of the comment, we believe the disclosure is consistent with the requirements of Item 15(b). We note, however, that additional information explaining that the portfolio managers are evaluated based on their pre-tax performance and disclosure regarding how the portfolio managers receive their bonuses has been included in light of recent internal changes and in response to the comment.

c. Comment: Please review the “Portfolio Holdings Disclosure” section of the SAI to ensure that it meets the requirements of Item 11(f)(2).

Response: After reviewing the disclosure contained in this section, we believe that it meets the requirements of that item.

7. Comment: Please include the undertaking required by Rule 484 under the Securities Act of 1933, as amended.

Response: The requested change has been made in light of the fact that the Trust has historically included this undertaking.

8. Comment: Please include the Tandy letter representations in your written comment letter.

Response: We hereby acknowledge on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 22;

•	Comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	The Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss our responses to these comments, please contact the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin Assistant Secretary